SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             5
                                       (Amendment No.)

                                     STEWART W P & CO LTD
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          G84922106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          07/03/2007
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  59,195

8 SHARED VOTING POWER

  12,324,865

9 SOLE DISPOSITIVE POWER

  59,195

10 SHARED DISPOSITIVE POWER

  12,324,865

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12,384,060

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  26.03%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of STEWART W P & CO LTD.,(the "Company").
  The principal executive offices of the Company are located at TRINITY HALL 43 CEDAR AVE
  PO BOX 2905,
  HAMILTON HM LX,
  BERMUDA X0 10022

Item 2. Identity and Background

  (a) Name

    James D. Brilliant
 (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 12,384,060 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $161,611,983.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. The beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 12,384,060 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          59,195

    (ii)  shared power to vote or direct the vote:

          12,324,865

    (iii) sole power to dispose or to direct the disposition:

          59,195

    (iv)  shared power to dispose or direct the disposition:

          12,324,865

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

Date            Quantity      Value
5/2/2007              1180           11937.8
5/3/2007               360           3602.16
5/4/2007             26290         271718.49
5/7/2007              5825             59543
5/8/2007              3890          39716.06
5/9/2007              4315          43893.42
5/10/200              7680          77084.51
5/11/200              1520          15212.86
5/14/200              2225          22392.25
5/16/200              2020           20004.8
5/17/200              2495          24755.15
5/21/200               305           3059.95
5/22/200              3230          32043.35
5/23/200             16005         163468.22
5/24/200              5940           59728.4
5/25/200               920            9326.4
5/29/200              1710          17136.51
5/30/200              3545          35558.68
5/31/200             29450         296844.79
6/1/2007              3865          39933.91
6/4/2007             11365         116432.99
6/6/2007             61670         623858.36
6/7/2007             90655         917109.53
6/8/2007             21290         213978.43
6/11/200             31805            319468
6/12/200             78235         786672.19
6/13/200             10000         100479.15
6/14/200              5310           53658.9
6/15/200              2050          21119.95
6/18/200             36735         371266.78
6/19/200            115535        1206425.46
6/20/200            866485        9019288.27
6/21/200             29530         304210.26
6/22/200             37550         383812.22
6/25/200             13895         143491.45
6/26/200            114265        1171927.19
6/27/200             55515         587988.35
6/28/200            145700        1570953.42
6/29/200              3620          39994.55
7/2/2007            292325        3433753.04
7/3/2007            139545        1637409.67

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        07/12/2007
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title